SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

10.25.2004

COPEL’S CELEBRATES ITS 50TH ANNIVERSARY TODAY

Fifty years ago, Governor Bento Munhoz da Rocha Netto signed at the Iguaçu Palace, in Curitiba, State Executive Order # 4,947, creating a Company to remove a great obstacle to the economical and social development of the State of Paraná. This was the birth of Copel, a legitimate patrimony of the people of State of Paraná, a consecrated symbol of its technical capacity and entrepreneurship.

Nowadays, Copel is the largest Company in the State, a synonym of efficiency for consumers and a business reference for the national electric power industry, is also known worldwide as the industry’s third most respected company in the world. Most of all, the Company can continue to play its role as a development agent, by enriching the economy through the promotion of social inclusion and improving life conditions.

Copel Yesterday
Paraná’s electric power scenario during the 50’s, when Copel was created, was the opposite of nowadays conditions. At that time, the State did not have energy during the nights for two reasons: generators’ insufficient capacity to supply everyone and also to save fuel, as diesel fuel was too expensive.
Therefore, to solve the long lasting electric power shortage was an immediate and urgent necessity: without electric power, there would be no progress, nor development.

Copel Today
After 50 years, the State of Paraná saw the electric power problem become a solution. Copel’s energy is a key factor to attract new production businesses to the State, an input for improved farming production, a mechanism to promote social inclusion and also an effective mean to perform income distribution.
The State Company’s coverage reaches nearly all the State of Paraná, with 3,147 thousand connected customers. The coverage reaches almost 100% of urban residences and surpasses 90% of the rural areas. The connected costumer base is comprised of 2.4 million homes, almost 50 thousand industries, 263 thousand commercial businesses and 325 thousand rural properties.
To serve all these costumers, Copel built, operates and maintain a structure comprised of its own electric power generator field with 18 power plants, 17 of which are hydroelectric plants, with a 4,549 MW installed capacity - corresponding to the production of 7% of the total electric power consumed in Brazil, one transmission system with almost 7 thousand km lines, 350 substations and 165 thousand km distribution lines – enough to circle the planet at the Equator four times.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.